PEEL HUNT

PEEL HUNT INC.
(SEC FILE NUMBER: 8-68845)

STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED MARCH 31, 2021

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 68845

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2020 (MM/DD/YYYY) AND ENDING 31/03/2021 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PEEL HUNT INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 LIVERPOOL STREET
(No. and Street)

LONDON	UK	EC2M 2AT
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dmitriy Rutitskiy — (212) 751-4422
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Cayman Ltd
(Name -- *if individual, state last, first, middle name*)

PO Box 31118 Governer's Square	Grand Cayman	Cayman Islands	KY1-1205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☐ Certified Public Accountant
☐ Public Accountant
☒ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Steven Fine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Peel Hunt Inc., as of March 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/ 2022

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS



Tel: +1 (345) 943-8800
Fax: +1 (345) 943-8801
Email: mail@bdo.ky
www.bdo.ky

PO Box 31118
2nd Floor - Building 3
Governors Square
23 Lime Tree Bay Avenue
Grand Cayman KY1-1205
Cayman Islands

Report of Independent Registered Public Accounting Firm

The Shareholder and Directors
Peel Hunt Inc.

Opinion on Statement of Financial Condition

We have audited the accompanying statement of financial condition of Peel Hunt Inc. (the "Broker-Dealer") as of March 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Broker-Dealer at March 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

BDO

We have served as the Broker-Dealer's auditor since 2017.

Grand Cayman, Cayman Islands

May 26, 2021

STATEMENT OF FINANCIAL CONDITION

	March 31, 2020 $ USD
ASSETS	
Right of use assets	1,390,681
Cash	1,241,659
Accounts receivable	2,268,314
Security deposit	183,077
Deferred tax asset	184,365
Receivable from clearing broker	767,805
Fixed assets, net of depreciation	93,099
Prepaid expenses	33,618
Total assets	**6,162,638**
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accounts payable and other accrued expenses	2,789,660
Payable to affiliate, net	37,417
Long term lease liability	1,520,061
Total liabilities	**4,347,138**
Subordinated borrowings	300,625
Commitments	
STOCKHOLDER'S EQUITY	
Common stock, $1 par value, 500,000 shares authorized and 500,000 shares issued and outstanding	500,000
Retained earnings	1,014,875
Total stockholder's equity	1,514,875
Total liabilities and stockholders' equity	**6,162,638**

See notes to statement of financial condition.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

1. Organisation and Nature of Business

Peel Hunt Inc. ("PH Inc." or "the Company") is a corporation formed in the State of Delaware on March 4, 2011. On March 12, 2012 the Financial Industry Regulatory Authority, Inc. ("FINRA") approved the registration of the Company. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company is 100% held by Peel Hunt Holdings Limited ("PHH Limited") which is a limited liability company registered in England and Wales. The Company was formed to act as a chaperoning broker dealer for its UK affiliate, Peel Hunt LLP ("PH LLP") which is a financial services firm, authorized and regulated by the Financial Conduct Authority in the UK. The principal business purpose of the Company is to act as an agent for PH LLP offering UK equities to US institutional clients. The Company will utilize PH LLP for all foreign security order execution, clearance and settlement.

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

2. Significant accounting policies

2.1. Basis of preparation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

2.2. Cash and cash equivalents

The Company classifies as cash equivalents highly liquid instruments with original maturities of three months or less. The Company does not have any cash equivalents at March 31, 2021.

2.3. Income taxes

The Company is subject to US Federal taxes. The Company utilizes an asset and liability approach to accounting for income taxes such that the amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

The Company is also tax resident in the United Kingdom as a result of the location of its directors. There is no additional tax charges expected for the current year.

The Company recognizes and measures its unrecognized tax benefits in accordance with US GAAP. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company's income tax returns are subject to examination for three years from the date filed or the due date, whichever is later. The returns for the prior fiscal years are open for examination as of the date of these financial statements.

The Company has chosen to recognize interest and penalties related to tax uncertainties as income tax expense, if any. No amounts have been accrued for interest and penalties as of March 31, 2021.

2.4. Use of estimates

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

2.5. Fair value measurements

US GAAP requires disclosing fair value to the extent practicable for financial instruments which are recognized or unrecognized in the Statement of Financial Condition. The fair values of the financial instruments are not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement. For certain financial instruments, including cash, amounts due to/from related parties, accounts payable and accrued expenses, the fair values were determined based on the near term maturities of such obligations. The fair value of debt was determined based on current rates at which the Company could borrow or advance funds with similar remaining maturities, which amount approximates its carrying value.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

2.6. Measurements of credit losses on financial instruments

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments." This ASU amended several aspects of the measurement of credit losses on financial instruments.

The ASU was effective for the Company on April 1, 2020. Expected credit losses are measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount.

The adoption of this ASU on April 1, 2020 did not have a material impact on the financial statements.

2.7. Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. The estimated useful economic life for each item is considered to be as follows:

- Office equipment   3 to 5 years
- Fixtures and fittings   5 years
- Leasehold Improvements   5 years

2.8. Customer transactions

In the normal course of business, the Company effects transactions on behalf of customers on a delivery versus payment, receipt versus payment basis. If these transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to differences in market values of the securities compared to their contract amounts. At March 31, 2021, fail to deliver and payable to customers were $2,252,250, and fail to receive and receivable from customers were approximately $2,252,250.

2.9. Clearing Arrangements

The Company clears all of its customer transactions through its correspondent clearing broker on a fully disclosed basis as outlined in the clearing agreement between the Company and its correspondent clearing broker. As of March 31, 2021 the Company had a $767,805 receivable from the clearing organization.

2.10. Leases

The Company evaluates its vendor agreements under US GAAP applicable to leases, including its expense sharing agreement for the recognition criteria under this guidance. It was determined that during the year ended March 31, 2021, two property leases existed that are classified as operating leases under the guidance, the first, expired during the year in February 2021, the second, is expiring September 30, 2024.

Right-of-use assets and lease liabilities

The Company records a long term lease liability representing the present value of lease payments not yet paid, discounted using the discount rate at lease commencement. The Company records a corresponding right of use asset representing its right to control the use of identified assets under its operating leases. The right of use asset is measured as the amount of the lease liability, adjusted for items such as prepaid lease payments, lease incentives, initial direct costs, and impairment.

3. Related party transactions

As of March 31, 2021 the Company has a net payable in the amount of $37,417 due to the affiliate, PH LLP, comprised of $51,665 receivable under the Transfer Pricing Agreement, intercompany payables of $44,912 and $44,170 payable under the Expense Sharing Agreement.

In 2012 the Company signed a Subordinated loan Agreement with its parent, Peel Hunt Holdings Limited. The principal amount of the loan was $300,000 with a maturity set for March 12, 2015. Interest accrued under this loan agreement was at 4% per annum and was paid before the previous year end. The Company signed a new Subordinated Agreement with Peel Hunt Holdings Limited on March 12, 2015 and an updated agreement on 10 March 2016 on a 12 Month rolling basis. As at March 31, 2021 the amount of accrued interest totalled $625. The new loan agreement was reviewed and approved by FINRA as a satisfactory subordinated agreement. The Subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital rule.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

4. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"). The Company has elected to use the alternative method to compute net capital as permitted by the Rule. Under the alternate method, the Rule requires net capital to be not less than the greater of the minimum net capital requirement or 2% of aggregate debit items computed in accordance with the formula for reserve requirements pursuant to SEC Rule 15c3-3. At March 31, 2021, the Company's minimum net capital requirement was $250,000. The Rule also requires the Company to notify and sometimes obtain approval from the SEC and FINRA for significant withdrawals of capital or loans to affiliates. At March 31, 2021, the Company had net capital of $1,683,253, which was $1,433,253 in excess of its required net capital of $250,000.

5. Risk and uncertainties

The Company has a credit risk exposure of uninsured cash in bank of $1,241,659 at March 31, 2021. The Company does not require collateral or other security to support financial instruments subject to credit risk. For the year ended March 31, 2021, all service fee revenue earned was from PH LLP.

6. Property, plant and equipment

	Leasehold Improvements	Office Equipment	Total
As at March 31, 2021	$ USD	$ USD	$ USD
Cost			
Balance at April 1, 2020	51,342	265,272	316,614
Additions	-	-	-
Balance at March 31, 2021	51,342	265,272	316,614
Amortization			
Balance at April 1, 2020	(43,921)	(112,440)	(156,361)
Charge for the year	(4,947)	(62,207)	(67,154)
Balance at March 31, 2021	(48,868)	(174,647)	(223,515)
Carrying value at March 31, 2021	2,474	90,625	93,099

7. Commitments

The undiscounted maturity of the non-cancellable lease payments under the current lease agreements as of March 31, 2020 are as follows:

	March 31, 2020 $ USD
Outstanding commitments	
2022	428,812
2023	456,467
2024	465,597
2025	354,410

The imputed interest included in computation of the lease liability as of March 31, 2021 was $185,225. The Company also has security deposits of $183,077 relating to the current leases.